Exhibit (11)
FLORIDA ROCK INDUSTRIES, INC.
COMPUTATION OF EARNINGS PER COMMON SHARE

	Year Ended September 30
	2007	2006	2005
Net income	$141,016,000	211,409,000	157,653,000

Common shares:

Weighted average shares outstanding during the period — used for basic earnings per share	65,989,749	65,621,003	65,305,615

Shares issuable under stock options which are potentially dilutive	964,848	1,207,714	1,458,310

Shares used for diluted earnings per share	66,954,597	66,828,717	66,763,925

Earnings per share:
Basic	$2.14	3.22	2.41

Diluted	$2.11	3.16	2.36